FORM 6-K

02033153

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 5 April to 30 April 2002

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

S:\Form6k\FORM6K.doc
01 May 2002

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

....

(Registrant)

Signed: ....

J A Deeley (Miss)
Group Deputy Secretary

Dated: 1 May 2002

PRESS RELEASE

Cadbury Schweppes

For Immediate Release **22 April 2002**

CADBURY SCHWEPPES STATEMENT REGARDING DANDY IN DENMARK

Cadbury Schweppes plc confirms that it is in preliminary discussions with the Bagger-Sørensen family in Denmark regarding the possible acquisition of some of the businesses in the Dandy Group. Dandy is the fourth largest chewing gum manufacturer in the world. These discussions may or may not lead to eventual agreement. A further announcement will be made in due course.

Ends

For further information:
David Kappler, Chief Financial Officer
Sally Jones, Corporate Communications Director
Dora McCabe, Head of Group Public Relations

Cadbury Schweppes plc: **020-7409-1313**
www.cadburyschweppes.com

Angus Maitland/Philip Gawith,
The Maitland Consultancy **020-7379-5151**

Notes to Editors:

Cadbury Schweppes
Cadbury Schweppes is a major global company that manufactures markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes' products - which include brands like Cadbury, Schweppes, Dr Pepper, Snapple, Trebor and Bassett - are enjoyed in almost 200 countries across the world. Employing over 36,000 people, Cadbury Schweppes is the world's third largest soft drinks company and the fourth largest confectionery company.

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
FAX: +44 (0) 20 7830 5137